

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

<u>Via E-Mail</u>
Mr. Kevin C. Burns
Executive Vice President of Finance and Chief Financial Officer
iCAD, Inc.
98 Spit Brook Road, Suite 100
Nashua, New Hampshire 03062

  Re: iCAD, Inc.
    Form 10-K for the Year Ended December 31, 2011
    Filed March 9, 2012
    File No. 001-09341

Dear Mr. Burns:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Brian Cascio

        Brian Cascio
        Accounting Branch Chief